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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

The Wiser Oil Company
(Name of Subject Company)

The Wiser Oil Company
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

977284108
(CUSIP Number of Class of Securities)

George K. Hickox, Jr.
Chief Executive Officer
The Wiser Oil Company
8115 Preston Road, Suite 400
Dallas, Texas 75225
(214) 265-0080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Van Oliver Vice President and General Counsel The Wiser Oil Company 8115 Preston Road, Suite 400 Dallas, Texas 75225 (214) 265-0080	Lori L. Lasher Reed Smith LLP 2500 One Liberty Place 1650 Market Street Philadelphia, Pennsylvania 19103 (215) 851-8100	Joe Dannenmaier Ann Marie Cowdrey Thompson & Knight LLP 1700 Pacific Avenue Suite 3300 Dallas, Texas 75201 (214) 969-1700
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation statement on Schedule 14D-9 (including the Exhibits and Annexes thereto, the "Statement") initially filed by The Wiser Oil Company, a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on May 28, 2004, relating to the offer by TWOCO Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Forest Oil Company, a New York corporation ("Parent"), to pay $10.60 per share, net to the seller in cash, without interest, for any and all of the outstanding shares of common stock, par value $.01 per share of the Company upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 28, 2004, and in the related Letter of Transmittal.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        The sixth paragraph under the subheading "Going Concern Analysis" of Item 4 on page 21 of the Statement is hereby amended and restated in its entirety as follows:

        Pursuant to the terms of a letter agreement dated as of March 31, 2004, the Company retained Petrie Parkman to act as financial advisor in connection with possible tactical or strategic transactions. Pursuant to that engagement letter, the Company agreed to pay Petrie Parkman approximately $1.8 million for its financial advisory services in connection with the Transaction, of which $1.2 million is conditioned upon the closing of the Merger. In addition, the Company has agreed to reimburse Petrie Parkman for its reasonably incurred out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Petrie Parkman and its officers, directors, agents, employees and controlling persons for liabilities related to or arising out of its rendering of services under its engagement, including liabilities under the federal securities laws. Petrie Parkman has, in the past, provided financial advisory services to the Company and Parent and has received customary fees for such services. Furthermore, in the ordinary course of business, Petrie Parkman or its affiliates may trade in the debt or equity securities of the Company or Parent for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

        Pursuant to the terms of a letter agreement dated as of March 31, 2004, the Company retained Petrie Parkman to act as financial advisor in connection with possible tactical or strategic transactions. Pursuant to that engagement letter, the Company agreed to pay Petrie Parkman approximately $1.8 million for its financial advisory services in connection with the Transaction, of which $1.2 million is conditioned upon the closing of the Merger. In addition, the Company has agreed to reimburse Petrie Parkman for its reasonably incurred out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Petrie Parkman and its officers, directors, agents, employees and controlling persons for liabilities related to or arising out of its rendering of services under its engagement, including liabilities under the federal securities laws. Petrie Parkman has, in the past, provided financial advisory services to the Company and Parent and has received customary fees for such services. Furthermore, in the ordinary course of business, Petrie Parkman or its affiliates may trade in the debt or equity securities of the Company or Parent for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WISER OIL COMPANY
By:	/s/ RICHARD S. DAVIS Name: Richard S. Davis Title: Vice President of Finance

Dated: June 15, 2004

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	The Offer to Purchase, dated May 28, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(a)(2)	Letter to Stockholders of the Company, dated May 28, 2004 (incorporated by reference to Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on May 28, 2004).
(a)(5)(A)
Press Release issued by the Company on May 23, 2004, announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on May 24, 2004).
(a)(5)(B)	Opinion of Petrie Parkman, dated May 21, 2004 (incorporated by reference to Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on May 28, 2004).
(e)(1)
Merger Agreement, dated as of May 21, 2004, by and between the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on May 24, 2004).
(e)(2)
Stockholder Agreement, dated as of May 21, 2004, by and between Parent, Purchaser and Wiser Investors, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(e)(3)
Stockholder Agreement, dated as of May 21, 2004, by and between Parent, Purchaser and Wiser Investment Company, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(e)(4)
Stockholder Agreement, dated as of May 21, 2004, by and between Parent, Purchaser and Dimeling, Schreiber & Park Reorganization Fund II, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(e)(5)
The Information Statement of the Company, dated May 28, 2004 (incorporated by reference to Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on May 28, 2004 and filed by the Company with the Securities and Exchange Commission on Schedule 14F-1 on June 15, 2004).
(e)(6)
Confidentiality Agreement, dated as of February 23, 2004, by and between the Company and Parent (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(e)(7)
Employment Agreement dated May 26, 2000 between the Company and George K. Hickox, Jr. (incorporated by reference to Exhibit 10.16 in the Company's quarterly report on Form 10-Q for the quarter year ended June 30, 2000).
(e)(8)
Employment Agreement dated September 1, 2001 between the Company and Eric G. Panchy (incorporated by reference to Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on May 28, 2004).

(e)(9)
Employment Agreement dated October 15, 2003 between the Company and Matthew A. Eagleston (incorporated by reference to Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on May 28, 2004).
(e)(10)	Employee Retention Plan (incorporated by reference to Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on May 28, 2004).
(g)	None.

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  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
SIGNATURE
EXHIBIT INDEX